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                                                                    Exhibit 99.1

                           UNIFAB INTERNATIONAL, INC.
                                 CURRENT EVENTS

New Iberia, LA - (PR Newswire) - September 3, 2003 - UNIFAB International, Inc. (NASDAQSC: UFAB) (the "Company") reports today that it has satisfied the $1.00 per share minimum bid price requirement for continued listing on the Nasdaq SmallCap Market and that its common stock is again trading under the symbol UFAB. The Company was able to satisfy the minimum bid price requirement by effecting a one-for-ten reverse stock split of its common stock, which was approved by stockholders at the Company's 2003 annual meeting and became effective on August 4, 2003.

William A. Hines, the president of Midland Fabricators and Process Systems, LLC, Unifab's majority stockholder, stated, "Prior to Midland acquiring its interest in Unifab, I agreed with Unifab's Board of Directors that Midland would use its best efforts to retain a trading market for Unifab's common stock for at least two years after the acquisition. Midland supported the reverse stock split in accordance with this promise." Midland owns 7,380,000 of the approximate 8,200,000 shares of Unifab common stock outstanding following the reverse stock split.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks and provides design, repair, refurbishment and conversion services for oil and gas drilling rigs.



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